UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

MIRAMAR MINING CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60466E100

(CUSIP Number)

Sharon E. Thomas

Vice President and Secretary

Newmont Mining Corporation of Canada Limited

Suite 1900, Box 2005

20 Eglinton Avenue West

Toronto, Ontario M4R 1K8

(415) 480-6480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60466E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newmont Mining Corporation of Canada Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 192,456,377(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 192,456,377(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,456,377 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 79.44% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 173,956,377 common shares and 18,500,000 common shares issuable upon the exercise of warrants.
(2)

Calculated based on the 242,262,231 common shares represented to be outstanding by the Issuer to Newmont as of December 3, 2007, adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants issued by the Issuer.

CUSIP No. 60466E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newmont Mining Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 192,456,377(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 192,456,37(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,456,377 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 79.44% (2)
14.	Type of Reporting Person (See Instructions) CO, HC

(1)	Includes 173,956,377 common shares and 18,500,000 common shares issuable upon the exercise of warrants.
(2)

Calculated based on the 242,262,231 common shares represented to be outstanding by the Issuer to Newmont as of December 3, 2007, adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants issued by the Issuer.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 31, 2007 and Amendment No. 2 to Schedule 13D filed with the SEC on December 7, 2007 (as amended by Amendment No. 3, the “Schedule 13D”) by Newmont Mining Corporation of Canada Limited, a federal corporation under the Canada Business Corporation Act (“Newmont Canada”), and Newmont Mining Corporation, a Delaware corporation (“Newmont,” and together with Newmont Canada, the “Reporting Persons”), amends and supplements the following items of the Schedule 13D. Capitalized terms used and not defined have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On December 21, 2007, Newmont issued a press release announcing that Acquisition Sub had taken up 155,456,377 common shares of the Issuer under the Offer and the extension of the Offer from 5:00 p.m. (Toronto time) on December 21, 2007 to 8:00 p.m. (Toronto time) on January 4, 2008. All of the conditions of the Offer have been satisfied or waived, and immediately prior to the extension of the Offer, Acquisition Sub took up 155,456,377 common shares then deposited under the Offer.

Pursuant to the terms of the Support Agreement, upon the take up and payment by Acquisition Sub of the common shares deposited and not withdrawn under the Offer, Newmont has the right to designate the directors of the Issuer. Newmont intends to appoint senior officers of Newmont as the directors of the Issuer.

On December 22, 2007, Acquisition Sub mailed its Notice of Extension, dated December 21, 2007 (the “Second Notice of Extension”), with respect to its extension of the Offer until 8:00 p.m. (Toronto time) on January 4, 2008 as described above. The description of the Notice of Extension is qualified in its entirety by the actual terms of the Second Notice of Extension filed as Exhibit 7.12 to this Schedule 13D, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Newmont Canada beneficially owns 37,000,000 common shares of the Issuer, including 18,500,000 common shares that it currently owns and 18,500,000 common shares that are issuable upon the exercise of warrants issued by the Issuer that it is deemed to beneficially own. Acquisition Sub beneficially owns 155,456,377 common shares of the Issuer that have been taken up by Acquisition Sub under the Offer. Because of Newmont Canada’s ownership of 100% of the outstanding equity of Acquisition Sub, Newmont Canada is deemed for certain purposes to beneficially own all of the common shares of the Issuer owned by Acquisition Sub. Because of Newmont’s indirect ownership of 100% of the outstanding equity of Newmont Canada and Acquisition Sub, Newmont is deemed for certain purposes to beneficially own all of the 192,456,377 common shares of the Issuer beneficially owned by Newmont Canada and Acquisition Sub. Those 192,456,377 common shares represent approximately 79.44% of the 242,262,231 common shares represented to be outstanding by the Issuer to Newmont as of December 3, 2007, adjusted to account for the 18,500,000 common shares that are issuable under the warrants held by Newmont Canada. Guy Lansdown, a Senior Vice President of Newmont, beneficially owns 900 common shares of the Issuer, which were acquired in 1997 in open market purchases.

(b) Newmont Canada holds the sole power to vote and dispose of the 37,000,000 common shares beneficially owned by Newmont Canada and is deemed for certain purposes to hold the sole power to vote and dispose of the 155,456,377 common shares beneficially owned by Acquisition Sub. Newmont is deemed for certain purposes to hold the sole power to vote and dispose of the 192,456,377 common shares beneficially owned by Newmont as a result of its ownership of Newmont Canada and Newmont Canada’s ownership of Acquisition Sub. Mr. Lansdown holds the sole power to vote and dispose of the 900 common shares that he beneficially owns.

(c) Other than the transactions described in Items 3 and 4 above, neither Newmont Canada nor Newmont, nor any director or executive officer of Newmont Canada or Newmont, has effected any transaction in the common shares of the Issuer during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares of the Issuer that are beneficially owned by Newmont Canada, Newmont and Mr. Lansdown.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to replace the first paragraph set forth therein with the following:

See the description of the Commitment Letter described in Item 3 above, and the Support Agreement, the Lock-Up Agreements, the Take-Over Bid Circular, the Directors’ Circular, the Notice of Extension and the Second Notice of Extension described in Item 4 above, each of which is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7.11 Press Release issued by Newmont and the Issuer on December 21, 2007. Incorporated by reference to the Form 8-K filed by Newmont on December 26, 2007.

Exhibit 7.12 Notice of Extension, dated December 21, 2007. Incorporated by reference to the Schedule 14D-1F/A, filed by Newmont and Acquisition Sub on December 26, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

NEWMONT MINING CORPORATION OF CANADA LIMITED

Dated: December 26, 2007	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

NEWMONT MINING CORPORATION

Dated: December 26, 2007	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary